SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)*
                       Mediware Information Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    584946107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Larry N. Feinberg
                            c/o Oracle Partners, L.P.
                         200 Greenwich Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 862-7900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 30, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------                              -----------------
CUSIP No. 584946107                                            Page 2 of 8 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Larry N. Feinberg
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    171,736
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                171,736
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            171,736
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                              -----------------
CUSIP No. 584946107                                            Page 3 of 8 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Oracle Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    153,736
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                153,736
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            153,736
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                              -----------------
CUSIP No. 584946107                                            Page 4 of 8 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Oracle Partners, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    122,236
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                122,236
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            122,236
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

This Amendment No. 11 (this "Amendment No. 11") amends the Amendment No. 10 to
Schedule 13D filed on November 29, 2006 ("Amendment No. 10") by Mr. Larry Feinberg ("Mr. Feinberg"). This Amendment No. 11 relates to the Common Stock, par value $0.10 per share, of Mediware Information Systems, Inc., a New York corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. This Amendment No. 11 is being filed to report a change in beneficial ownership in excess of 1% of the total amount of Common Stock outstanding. Capitalized terms used but not defined herein have the meaning ascribed thereto in Amendment No. 10.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Amendment No. 10 is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

     As of the date hereof, Mr. Feinberg may be deemed to beneficially own 171,736 shares of the Company's Common Stock (the "Shares"). The Shares are held by the Domestic Funds and the Foreign Funds, over which funds Mr. Feinberg has investment discretion. The 171,736 shares were purchased for an aggregate purchase price of $634,694.50.

     The funds for the purchase of Shares held by Oracle Partners which equal an aggregate amount of $526,119.74, came from capital contributions to Oracle Partners by its investors (i.e., its general and limited partners). The funds for the purchase of those Shares held by the Domestic Funds, which equal an aggregate amount of $587,632.94, came from capital contributions to the Domestic Funds by their investors. The funds for the purchase of those Shares held by the Foreign Funds, which equal an aggregate amount of $47,061.56, came from capital contributions to the Foreign Funds by their investors.

     The Domestic Funds and the Foreign Funds effect purchases of securities primarily through margin accounts maintained for them with UBS Securities, LLC, which may extend margin credit to the Domestic and Foreign Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of Amendment No. 10 is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a) & (b) Ownership and power over disposition:
          ------------------------------------


A. Oracle Partners, L.P.
   ---------------------
     (a) Amount beneficially owned: 122,236
     (b) Percent of class: 1.5% The percentages used herein and in the rest of this Amendment No. 10 are calculated based upon the 8,125,000 shares of Common Stock outstanding as of February 5, 2007, as reported on the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006.
     (c) Number of shares of Common Stock as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 122,236
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 122,236

B. Oracle Associates, LLC.
   -----------------------
     (a) Amount beneficially owned: 153,736
     (b) Percent of class: 1.9%
     (c) Number of shares of Common Stock as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 153,736
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 153,736

C. Mr. Larry N. Feinberg
   ---------------------
     (a) Amount beneficially owned: 171,736
     (b) Percent of class: 2.1%
     (c) Number of shares of Common Stock as to which such person has:
          (i)    Sole power to vote or direct the vote: 0
          (ii)   Shared power to vote or direct the vote: 171,736
          (iii)  Sole power to dispose or direct the disposition: 0
          (iv)   Shared power to dispose or direct the disposition: 171,736

     (c) The transactions in the shares of the Common Stock that may be deemed to be beneficially owned by a Reporting Person, during the past 60 days and the 60 days prior to the date of the event which required the filing of this Schedule, are set forth on Exhibit 99.1 attached hereto. All such transactions were effected in open market purchases.

     (d) If the Reporting Persons were to be deemed a group, each Reporting Person may be deemed to have beneficial ownership over the entire number of shares of Common Stock directly owned by the Domestic Funds and the Foreign Funds. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock except to the extent otherwise reported herein. Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Amendment No. 11.

     (e) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on April 23, 2007.


Item 7.   Material to be Filed as Exhibits.

     1. Attached hereto as Exhibit 99.1 is a list of transactions in the Company Stock.


              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 3, 2007                                /s/ Larry N. Feinberg
                                                  ------------------------------
                                                  Larry N. Feinberg


                                                  ORACLE ASSOCIATES, LLC



                                                  By: /s/ Larry N. Feinberg
                                                      --------------------------
                                                      Name:   Larry N. Feinberg
                                                      Title:  Managing Member


                                                  ORACLE PARTNERS, L.P.

                                                  By: Oracle Associates, LLC,
                                                      its General Partner



                                                  By: /s/ Larry N. Feinberg
                                                      --------------------------
                                                      Name:   Larry N. Feinberg
                                                      Title:  Managing Member


               [SIGNATURE PAGE TO AMENDMENT NO. 11 TO SCHEDULE 13D
                                 WITH RESPECT TO
                       MEDIWARE INFORMATION SYSTEMS, INC.]